SEC FILE NUMBER
                                                                         0-18049

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K   |_| Form 20-F  |_| Form 11-K        |_| Form 10-Q
              |_| Form 10-D   |_| Form N-SAR |_| Form N-CSR

                       For Period Ended: December 31, 2006
                                         -----------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

                       For the Transition Period Ended:  ______________

                        --------------------------------

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

                                          -------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

StarInvest Group, Inc.
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Full Name of Registrant

Exus Global, Inc.
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Former Name if Applicable


3300 North A Street, Suite 2-210
Midland, Texas  79705
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

StarInvest Group, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                                 Robert H. Cole
                                 (432) 682-8373

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  |X|      Yes           |__|      No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  |X|      Yes           |__|      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations indicate a loss from operations significantly larger than for the comparable period last year due in part to a decrease in the asset value of the Company's investments. Net income (loss) available to common shareholders was $(1,222,907) in the fiscal year ended December 31, 2006 compared to $(626,757) in the fiscal year ended December 31, 2005.


                             StarInvest Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   April 2, 2007           By: /s/ Steven Cole-Hatchard
                                    ------------------------------------
                                Name: Steven Cole-Hatchard
                                Title: Chief Compliance Officer